貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

07023355

SEC MAIL RECEIVED PROCESSING
MAY - 4 2007
WASH. D.C. 186 SECTION

**Our ref**: 32002208-000003

**By Hand**

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

**Asia Pacific**
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

**Europe & Middle East**
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

**North & South America**
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

**SUPPL**

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 30, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling
Encl.

**PROCESSED**
**MAY 1 5 2007**
**THOMSON FINANCIAL**



5/10

# Annex 1

**A List of Documents Made Public**
**in connection with the Listing since our last submission on April 30, 2007:**

1. Announcement of Voting Results of the Extraordinary General Meeting by China Shipping Development Company Limited, released on May 2, 2007.

# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 1138)**

## VOTING RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce the results of the extraordinary general meeting which was held on 30 April 2007.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce the voting results of the Extraordinary General Meeting ("**EGM**") of the Company which was held on Monday, 30 April 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China:

| | Ordinary Resolutions | Number of Votes (%) | | Number of Shares Carrying Voting Rights Represented by the Shareholders Attending the EGM |
|---|---|---|---|---|
| | | For | Against | |
| 1 | To approve amendment of the Company's scope of operation by deleting "international passenger transportation" | 2,097,413,298<br>99.9868% | 276,500<br>0.0132% | 2,097,689,798 |
| 2 | To approve, ratify and confirm the adoption of the "Rules for Holders of Bonds" | 1,796,479,609<br>86.4497% | 281,583,731<br>13.5503% | 2,078,063,340 |
| 3 | To approve, ratify and confirm the four VLOC construction agreements all dated 2 February 2007 | 2,097,421,898<br>100.0000% | 0<br>0.0000% | 2,097,421,898 |
| 4 | To approve, ratify and confirm the two Tanker construction agreements all dated 16 February 2007; | 518,921,098<br>100.0000% | 0<br>0.0000% | 518,921,098 |
| 5 | To approve, ratify and confirm the six Tranker construction agreements all dated 2 March 2007 | 2,097,421,598<br>100.0000% | 0<br>0.0000% | 2,097,421,598 |
| 6 | To approve the appointment of Mr. Ma Zehua as an executive director of the Company | 2,091,480,932<br>99.9868% | 276,100<br>0.0132% | 2,091,757,032 |

As more than 50% of the votes were cast in favour of the above ordinary resolutions, all the resolutions were duly passed as ordinary resolutions.

For details of the above resolutions, please refer to the Notice of the EGM of the Company dated 14th March 2007.

*Notes:*

(1) As at the date of this announcement, the total number of shares entitling the holder to attend and vote for or against the resolutions at the EGM is 3,326,000,000.

(2) As stated in the circular dated 14th March 2007, China Shipping (Group) Company abstained from voting on the 4th resolution.

(3) Hong Kong Registrars Limited, the H Share Registrar and Transfer Office of the Company acted as the scrutineer who, based on the H share poll voting forms collected by the Company, performed calculation on the H share poll voting results.

By order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company Secretary*

Shanghai, the PRC
30 April 2007

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Ma Zehua as executive directors, Mr Ma Xun, Mr. Xie Rong, Mr. Hu Honggao, and Mr. Zhou Zhanqun as independent non-executive directors.*

貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com





April 30, 2007

**Our ref**: 32002208-000003

**By Hand**

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 27, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling
Encl.

## Annex 1

**A List of Documents Made Public**
**in connection with the Listing since our last submission on April 27, 2007:**

1. Announcement of Notice of Annual General Meeting by China Shipping Container Lines Company Limited, released on April 30, 2007.

SOUTH CHINA MORNING POST 30 APR 2007

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集装箱運輸股份有限公司

# China Shipping Container Lines Company Limited*

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock Code: 2866)**

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the annual general meeting for the year 2006 ("AGM") of China Shipping Container Lines Company Limited ("Company") will be held at 2:00 p.m. on Tuesday, 26 June, 2007 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China ("PRC") for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the report of the board of directors of the Company for the year ended 31 December, 2006;
2. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2006;
3. to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2006;
4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2006 and to authorise the board of directors of the Company to distribute such dividend to its shareholders;
5. to consider and determine the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2007;
6. to consider and approve the appointment of Mr. Ma Zehua as a non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Ma Zehua are set out in paragraph (A) of the Explanatory Notes;
7. to consider and approve the appointment of Mr. Pan Zhanyuan as an independent non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Pan Zhanyuan are set out in paragraph (B) of the Explanatory Notes;
8. to consider and approve the appointment of Mr. Shen Kangchen as an independent non-executive director of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Shen Kangchen are set out in paragraph (C) of the Explanatory Notes;
9. to consider and approve the appointment of Mr. Yao Guojian as a supervisor of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

   The brief biographical details of Mr. Yao Guojian are set out in paragraph (D) of the Explanatory Notes;
10. to re-elect the following directors of the Company pursuant to Article 10.2 of the Articles of Association of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010:
    (a) Mr. Li Shaode;
    (b) Mr. Huang Xiaowen;
    (c) Mr. Zhao Hongzhou;
    (d) Mr. Zhang Jianhua;
    (e) Mr. Wang Daxiong;
    (f) Mr. Zhang Guofa;
    (g) Mr. Yao Zuozhi;
    (h) Mr. Xu Hui;
    (i) Mr. Hu Hanxiang; and
    (j) Mr. Wang Zongxi.

    The brief biographical details of the directors of the Company proposed to be re-elected are set out in the section "Biographies of Directors, Supervisors and Senior Management" of the annual report of the Company dated 30 April 2007 on pages 21 to 25.
11. to re-elect the following supervisors of the Company pursuant to Article 13.3 of the Articles of Association of the Company with effect from the conclusion of the AGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010:
    (a) Mr. Chen Decheng;
    (b) Mr. Tu Shiming;
    (c) Mr. Hua Min; and
    (d) Ms. Pan Yingli.

    The brief biographical details of the supervisors of the Company proposed to be re-elected are set out in the section "Biographies of Directors, Supervisors and Senior Management" of the annual report of the Company dated 30 April 2007 on pages 25 to 26.
12. to consider and approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the board of directors of the Company to determine their remuneration;
13. to consider and approve:
    (a) amendments to parts of the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme ("Methods") (copies of the amended Scheme and Methods have been produced to the AGM marked "A" and "B" respectively and have been initialed by the Company Secretary for the purpose of identification);
    (b) the granting of share appreciation rights under the amended Scheme and Methods; and
    (c) all matters contemplated under the amended Scheme and Methods.

    Please refer to paragraph (E) of the Explanatory Notes for more details.

by way of a special resolution:

14. to consider and, if though fit, approve the following:

    "THAT:

    (1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

    (a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

    (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed

    (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

    (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

    in each case as of the date of this Resolution; and

    (c) the board of directors of the Company will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

    For the purposes of this Resolution:

    "Domestic Shares" means domestic invested shares in the share capital of the Company with a par value RMB1.00 each, which are held in Renminbi by PRC investors;

    "H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, which are subscribed for and traded in Hong Kong Dollars;

    "Relevant Period" means the period from the passing of this Resolution until the earliest of:

    (i) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

    (ii) the expiration of the 12-month period following the passing of this Resolution; or

    (iii) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

    (2) contingent on the board of directors of the Company resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorized to:

    (a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

    (b) determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

    (c) increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."; and

by way of an ordinary resolution:

15. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the board of directors of
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
30 April 2007

*Notes:*

(A) The board of directors of the Company has recommended a final dividend (inclusive of tax where applicable) for the year ended 31 December, 2006 of RMB0.04 per share and, if such relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company ("**Shareholders**"), it is expected to be paid on or about 6 July, 2007 to those Shareholders whose names appear on the register of members of the Company ("**Register of Members**") on Tuesday, 26 June, 2007.

For the purpose of holding the AGM, the Register of Members will be closed from Monday, 28 May, 2007 to Tuesday, 26 June, 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members at the close of business on Tuesday, 29 May, 2007 are entitled to attend and vote at the AGM.

In order to attend the AGM and to qualify for the final dividend, holders of the Company's H shares shall lodge all transfer documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, ("**Computershare**") not later than 4:30 p.m. on Friday, 25 May, 2007.

The address of Computershare is as follows:

Room 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the AGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Wednesday, 6 June, 2007.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai 200122
the People's Republic of China

Tel: (86) 21 6596 6666
Fax: (86) 21 6596 6813

(C) Each holder of H shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Computershare, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (E) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a Shareholder, he should produce his identity card and the form of proxy signed by the Shareholder or his legal representative or his duly authorised attorney, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarized copy of the licence issued by such legal person Shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting as to whether a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof of the number or proportion of votes cast in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

*Explanatory Notes to the Notice of AGM*

(A) Mr. Ma Zehua, age 54

Mr. Ma Zehua, graduated from Shanghai Maritime University with a master's degree in International Law. He is the Party secretary and the vice president of China Shipping (Group) Company. During March 1987 to March 1993, he served as the deputy head of the Shipping Division and the deputy manager of the shipping department of China Ocean Shipping Company, respectively. From March 1993 to February 1995, he was the general manager of Development Department and the assistant to president of China Ocean Shipping (Group) Company. From February 1995 to August 1997, he was the Party secretary and the president of China Ocean Shipping (Group) Company, American Branch. During December 1997 to December 1999, he served as a member of the Party committee and the deputy general manager of Guangzhou Ocean Shipping Company. From December 1999 to February 2000, he served as a member of the Party committee and the general manager of Qingdao Ocean Shipping Company. From February 2000 to November 2000, he served as the Party secretary and the general manager of Qingdao Ocean Shipping Company. From November 2000 to September 2001, he was a member of the Party committee and the general manager of Qingdao Ocean Shipping Company. From August 2001 to November 2006, he served as a member of the Party committee and the vice president of China Ocean Shipping (Group) Company. From November 2006 to present, he served as the Party secretary and the vice president of China Shipping (Group) Company. Mr. Ma has accumulated extensive experience in the shipping industry.

(B) Mr. Pan Zhanyuan, age 66

Mr. Pan Zhanyuan was the senior head and the managing director for Orient Overseas Container Line (OCCL) based in New York, London and Hong Kong, respectively over his entire working life. He served the board of directors of OCCL for several terms of office and was involved in international commerce activities. During the period of service based in Europe during 1994 to 1998, he was designated by the Competition Commission of the European Union to serve for the Five-Person "Think-Tank" Commission for providing advice to the Competition Commission on shipping policies. He retired from OCCL in 2001 and earned more than 30 years of experience in the shipping industry. Since 2001, he had been the Chairman of Hong Kong Liner Shipping Association for five years. In 2006, he was a member of the Shipping Committee, the Port Development Committee and the Logistics Committee under the HKSAR Government. He also advised the Hong Kong Government on policies relating to various areas including shipping, port development and logistic, traffic and transportation of Hong Kong.

(C) Mr. Shen Kangchen, age 67

Mr. Shen Kangchen, graduated from East China Institute of Water Conservation with graduate student experience in water lane and port. He was previously an instructor, lecturer and associate professor, successively in Chongqing Jiaotong University and Institute of Architecture and Engineering from September 1966 to December 1979, and a visiting scholar to Carnegie Mellon University and University of Florida respectively from August 1981 to August 1983. He served as the vice president of Chongqing Jiaotong University from August 1983 to January 1985, and a professor, the Secretary of the CPC Committee and the dean of faculty of Shanghai Maritime University during February 1985 to February 1988. During March 1988 to November 1991, he was a professor and the vice president of Shanghai Maritime University. From December 1991 to April 1999, he was a professor and the president of Shanghai Maritime University. In May 1999, he was appointed the Head of Network Computer Research Centre of Shanghai Maritime University. Since 2004 to present, he has served as the chief engineer of CABR Technology Co., Ltd.

(D) Mr. Yao Guojian, age 53

Mr. Yao Guojian, graduated from East China Normal University in administrative management. He started his shipping career in 1977. During April 1978 to September 1985, he was the deputy head of workshop, vice party secretary and head of the administration section of Lifeng Ship Factory under Shanghai Marine Bureau. During September 1987 to October 1994, he served as the chief steward, the head of supervisory section and the head of administration section of Shanghai Marine Bureau. From October 1994 to July 1997, he acted as the supervisor of disciplinary committee and examination of Shanghai Marine Shipping (Group) Company, the secretary of disciplinary committee of vessel company No. 2 under Shanghai Marine Shipping (Group) Company, the secretary to disciplinary committee and the chairman of Trade Union of Container Branch Company under Shanghai Hai Xing Shipping Co., Ltd. From July 1997 to March 2002, he was the deputy head of supervision & auditing division of China Shipping (Group) Company and the vice Party secretary and secretary to the disciplinary committee of China Shipping (Group) Company. Between March 2002 and January 2003, he was a member of the Party committee, secretary to the disciplinary committee and chairman of the Labour Union of China Shipping Logistics Company Limited. He has accumulated extensive experience in management.

(E) Reference is made to the Company's circular dated 26 August 2005 setting out, amongst others, a summary of the principal terms of the Scheme and the Methods. Pursuant to the "Trial Measures on Implementation of Share Incentive Plans in State-Controlled Companies Listed Overseas" issued by the State-owned Assets Supervision and Administration Commission of the State Council ("Measures"), amendments to the Scheme and the Methods are proposed in order to fulfill the requirements of the Measures.

In this Appendix, unless the context otherwise requires, the following expressions shall have the following meanings:

| | |
|---|---|
| "Committee" | the management committee for the Rights set up by the Directors |
| "Directors" | the directors of the Company |
| "Lock-up Period" | the period of two years after the date on which the relevant Right was granted |
| "Participant" | the participants under the Scheme |
| "Rights" | the H share share appreciation rights to be granted under the Scheme |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Supervisors" | the supervisors of the Company |

The following is a summary of the principal amendments to the principal terms of the Scheme.

(1) Participants

The Participants under the Scheme shall be the Directors (other than independent non-executive Directors), the Supervisors (other than independent Supervisors), the senior executives of the Company, the primary person-in-charge of each of the operational and management departments of the Company and the general managers, deputy general managers etc. of the Company's subsidiaries.

(2) The granting of rights

(a) The date of grant of Rights to Participants shall vary depending on whether an Participant was: (i) entitled to participate in the Scheme on the date of its implementation; (ii) became entitled to participate in the Scheme during the Lock-up Period; or (iii) held different positions entitling him to different amounts of Rights during the Lock-up Period. Further grants of Rights shall be made on 1 July 2007 and 1 July 2009, as well as within the respective Lock-up Periods following the said dates where there are new Participants.

(b) The amount of Rights granted during the first grant of Rights shall not be higher than 0.5% of the total issued share capital of the Company as at 22 August 2005; the amount of Rights granted during the second grant of Rights shall not be higher than 0.75% of the total issued share capital of the Company as at 22 August 2005, the amount of Rights granted during all three grants of Rights shall not be higher than 2% of the total issued share capital of the Company as at 22 August 2005.

(c) Each Participant (regardless of change in position, resignation, retirement or otherwise) shall enjoy all or part of the Rights granted to him proportionate to the amount of time spent in the relevant position during the Lock-up Period.

(d) Participants who assume a relevant position, and thereby became entitled to participate in the Scheme, during the Lock-up Period following the first grant of Rights shall be granted Rights on 1 July 2007 at the exercise price for the first grant of Rights.

The following is a summary of the principal amendments to the principal terms of the Methods.

(1) The exercise price

The exercise price of each unit of the Rights shall be as follows:

(a) In respect of the first grant of Rights, equal to the average closing price of the H shares of the Company on the Stock Exchange during the period from 1 January to 30 June in the year in which such Rights are granted; and

(b) In respect of the second and third grant of Rights, not less than: (a) the closing price of the H shares of the Company on the Stock Exchange on the date of grant; or (b) the average closing price of the H shares of the Company on the Stock Exchange 5 trading days prior to the date of grant.

(2) Lapse or cancellation of, or imposition of restrictions, on the rights

All or part of the Rights shall also lapse or the Committee may also decide to cancel or impose restrictions on all or part of the Rights in certain additional circumstances, including but not limited to where: (i) the relevant Participant fails to achieve certain performance targets; (ii) the relevant Participant is in material breach of duty or the relevant laws and regulations of the Company or damages the interests of the Company; (iii) the Company fails to achieve targeted results; (iv) the Company's certified accountants give a negative opinion, or are unable to reach an opinion, on the Company's annual financial statements; (v) the Committee or the Company's auditors raise significant dissent on the Company's results or annual financial statements; (vi) there is a serious breach of the articles of association of the Company or there are significant illegal or criminal offences.

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.*

- *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END